

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2019

Tracy D. Jackson
Chief Financial Officer
CVR Energy, Inc.
2277 Plaza Drive, Suite 500
Sugar Land, TX 77479

      Re: CVR Energy, Inc.
          Form 10-K for the Fiscal Year ended December 31, 2018
          Filed February 21, 2019
          Form 10-Q for the Fiscal Quarter ended March 31, 2019
          Filed April 25, 2019
          File No. 001-33492

Dear Ms. Jackson:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Natural Resources

cc: Matthew W. Bley